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March 3, 2000


U S WEST, Inc.
1801 California Street
Denver, CO  80202


Re: Annual Report on Form 10-K for the year ended December 31, 1999

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of January 1, 1999, U S WEST Dex, Inc. (the "Company") changed from the deferral and amortization method of accounting for directory publishing revenues and expenses to the "point of publication" method of accounting, which recognizes revenues and expenses at the time the related directory is published. According to the management of the Company, the change in methodology was made to align the Company's revenue and expense recognition policy with the earnings process and to better reflect the operating activity of the business.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,

ARTHUR ANDERSEN LLP